K&L GATES LLP
1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 26, 2017

VIA EDGAR

Keith Gregory

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Responses to U.S. Securities and Exchange Commission Staff Comments on the Preliminary Joint Proxy Statement on Schedule 14A for EQ Advisors Trust (File No. 811-07953) and AXA Premier VIP Trust (File No. 811-10509)

Dear Mr. Gregory:

On behalf of EQ Advisors Trust (the “EQ Trust”) and AXA Premier VIP Trust (the “VIP Trust”) (each, a “Trust” and together, the “Trusts”), set forth below are comments that you provided on January 18, 2017, concerning the Trusts’ preliminary joint proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 9, 2017, and the Trusts’ responses thereto. The joint proxy statement is to be used in connection with a joint special meeting of the shareholders of the series (each, a “Portfolio” and together, the “Portfolios”) of the Trusts anticipated to be held on March 28, 2017 (the “Meeting”). The Meeting is being held (1) to elect the Board of Trustees of each Trust; (2) to approve changes to the Portfolios’ fundamental investment restrictions with respect to diversification, issuing senior securities, borrowing money, underwriting, concentrating, investing in real estate, investing in commodities, and making loans; and (3) to approve changing Multimanager Technology Portfolio, a series of the EQ Trust, from a diversified fund to a non-diversified fund. Changed pages from the joint proxy statement reflecting the Trusts’ responses to your comments have been included as an attachment hereto. Your comments are set forth in italics and are followed by the Trusts’ responses. Unless otherwise noted, defined terms have the same meanings as in the proxy statement.

General Comment

1. Comment (General): Please confirm that the EQ Trust is a variable insurance product trust; if it is not, please explain why the Trusts have filed a Joint Proxy Statement for variable insurance product funds and retail funds. The SEC staff notes that there are certain disclosures in the Joint Proxy Statement (e.g., references to broker non-votes) that may confuse Contractholders. Please revise the Joint Proxy Statement, if appropriate.

Keith Gregory

January 26, 2017

Response: Like the VIP Trust, the EQ Trust is a variable insurance product trust. The Trusts have considered the SEC staff’s comment and have reviewed the Joint Proxy Statement and made revisions that the Trusts believe are appropriate, including removing references to broker non-votes (in this regard, please see also Comment 21 below and the Trusts’ response thereto).

Comments on Proxy Materials

1. Comment (Dear Contractholder Letter): Please consider moving the penultimate paragraph on the last page of the letter to the second paragraph on the first page of the letter. Also, please explain the difference between shareholders and Contractholders and consider explaining that the term “shareholders” means Insurance Companies.

Response: The Trusts have moved the penultimate paragraph on the last page of the letter to become the new third paragraph on the first page of the letter and have revised the paragraph to read as follows:

As an owner of a variable life insurance policy and/or variable annuity contract or certificate (a “Contract”) that participates in one or more of the Portfolios through the investment divisions of a separate account or accounts established by AXA Equitable Life Insurance Company or another insurance company (each, an “Insurance Company”), you (a “Contractholder”) are entitled to instruct the Insurance Company that issued your policy or contract how to vote the applicable Portfolio shares related to your interest in those accounts as of the close of business on December 31, 2016. The Insurance Company that issued your policy or contract is the record owner of the Portfolio shares related to your interest in those accounts and is referred to as a “shareholder.” The attached Notice of Joint Special Meeting of Shareholders and Joint Proxy Statement concerning the Meeting describe the matters to be considered at the Meeting.

2. Comment (Dear Contractholder Letter): In the sixth full paragraph of the letter, please clarify whether any of the 10 trustee nominees for the VIP Board currently serves as a trustee for the EQAT Trust.

Response: The Trusts have revised the sixth full paragraph of the letter to read as follows and have made conforming revisions to this same paragraph where it appears in the “Overview” section of the Joint Proxy Statement:

The shareholders of the VIP Portfolios are being asked to elect the same 10 individuals who have been nominated to serve on the EQ Board ~~of Trustees of the EQ Trust~~ to serve as the Board of Trustees for the VIP Trust (the “VIP Board”). Eight of the 10 trustee nominees are currently members of the EQ Board, and the remaining two trustee nominees are first-time nominees for the EQ Board.

Keith Gregory

January 26, 2017

~~Accordingly, if~~ If shareholders of the VIP Portfolios and the EQ Portfolios separately approve the election of the 10 trustee nominees, the same Board of Trustees would oversee both Trusts. Shareholders of the VIP Portfolios are being asked to elect the same members of the EQ Board to serve on the VIP Board in order to create a unified governance and oversight structure for the registered investment companies in the fund complex, which has the potential to provide certain future cost savings for the Trusts, as well as certain administrative efficiencies.

3. Comment (Contractholder Voting Instructions; Joint Proxy Statement): Regarding the first sentence in the second paragraph of the instructions, please explain the meaning of the phrase “[t]o the extent required by applicable law” or delete it. The SEC staff notes that the relevant text discusses Contractholders’ ability to vote on the Proposals. Similarly, regarding the first sentence in the fourth paragraph under the heading “Voting Rights” in the Joint Proxy Statement, please delete the phrase “to the extent required by applicable law” or explain why Contractholders would not be entitled to be present and provide voting instructions for a Portfolio at the Meeting.

Response: The Trusts have revised the first sentence in the second paragraph of the instructions to read as follows:

~~To the extent required by applicable law, each~~ Each Insurance Company will offer Contractholders the opportunity to instruct it, as the record owner of all of the shares of beneficial interest in the Portfolios held by its Separate Accounts, as to how it should vote on the relevant proposals (each a “Proposal” and together, the “Proposals”) that will be considered at the Joint Special Meeting of Shareholders referred to in the preceding Notice and at any adjournments or postponements (the “Meeting”).

In addition, the Trusts have revised the first sentence in the fourth paragraph under the heading “Voting Rights” in the Joint Proxy Statement to read as follows:

Contractholders with amounts allocated to a Portfolio on the Record Date will be entitled to be present and provide voting instructions for that Portfolio at the Meeting with respect to shares held indirectly as of the Record Date~~, to the extent required by applicable law~~.

4. Comment (Contractholder Voting Instructions): Regarding the third paragraph under the heading “How to Instruct an Insurance Company” in the instructions, the SEC staff does not understand the procedures and mechanics for the consolidated voting instruction card. Please provide your legal basis for this process and revise the disclosure, as appropriate. Please confirm that a separate proxy card outlining the Proposals applicable to each Portfolio will be prepared and mailed to the applicable Contractholders and revise the disclosure in the paragraph disclosing consolidated voting and on the proxy card, as appropriate.

Keith Gregory

January 26, 2017

Response: The Trusts confirm that a separate voting instruction card identifying each Proposal applicable to a particular Portfolio will be prepared and mailed to each Contractholder who is entitled to provide voting instructions with respect to that Portfolio. Contractholders who are invested in shares of two or more Portfolios may receive a form of voting instruction card that contains both (i) individual voting instruction cards (or “ballots”), one for each such Portfolio, each of which identifies the Proposals applicable to that Portfolio, and (ii) a “consolidated” voting instruction card that identifies the Proposals applicable to all of the Contractholder’s Portfolios. The individual ballots provide a means for a Contractholder who is invested in shares of more than one Portfolio to vote separately on each Proposal applicable to each Portfolio. The consolidated voting instruction card does not replace the individual ballots but rather is provided as a convenient means for a Contractholder who is invested in shares of more than one Portfolio to indicate the same voting instructions for multiple Portfolios. A Contractholder who receives this form of voting instruction card may choose to vote each Portfolio separately using the individual ballots or vote all Portfolios in the same manner using the consolidated voting instruction card. This form of voting instruction card provides instructions for using the individual ballots versus the consolidated voting instruction card. The Trusts believe that this form of voting instruction card satisfies the requirements of Rule 14a-4 of Regulation 14A. A form of voting instruction card that contains both individual ballots and a consolidated voting instruction card is included as an attachment hereto. The Trusts also believe that forms of voting instruction card that contain both individual ballots and a consolidated voting instruction card are widely used in the mutual fund industry and have been for many years.

In light of the SEC staff’s comment, to clarify the disclosure under the heading “How to Instruct an Insurance Company” in the instructions, the Trusts have deleted the third paragraph and replaced it with the following paragraph:

A separate voting instruction card identifying each Proposal applicable to a particular Portfolio will be prepared and mailed to each Contractholder who is entitled to provide voting instructions with respect to that Portfolio. Contractholders who are invested in shares of two or more Portfolios may receive a form of voting instruction card that contains both (i) individual voting instruction cards (or “ballots”), one for each such Portfolio, each of which identifies the Proposals applicable to that Portfolio, and (ii) a so-called “consolidated” voting instruction card that identifies the Proposals applicable to all of the Contractholder’s Portfolios. The individual ballots provide a means for a Contractholder who is invested in shares of more than one Portfolio to vote separately on each Proposal applicable to each Portfolio. The consolidated voting instruction card is provided as a convenient means for a Contractholder who is

Keith Gregory

January 26, 2017

invested in shares of more than one Portfolio to indicate the same voting instructions for multiple Portfolios. A Contractholder who receives this form of voting instruction card may choose to vote each Portfolio separately using the individual ballots or vote all Portfolios in the same manner using the consolidated voting instruction card. The form of voting instruction card provides instructions for using the individual ballots versus the consolidated voting instruction card.

5. Comment (Contractholder Voting Instructions; Joint Proxy Statement): In the penultimate sentence in the paragraph under the heading “How An Insurance Company Will Vote” in the instructions, please insert “and its affiliates” after the phrase “retained by an Insurance Company.” Likewise, in the penultimate sentence in the fourth paragraph under the heading “Voting Rights” in the Joint Proxy Statement, please insert “and its affiliates” after the phrase “retained by an Insurance Company.” Similarly, in the final sentence in the paragraph under the heading “Important Notice Regarding the Availability of Proxy Materials for the Joint Shareholder Meeting to be Held on March 28, 2017” in the Joint Proxy Statement, please insert “and its affiliates” after the phrase “will vote shares held by the Insurance Company.”

Response: The Trusts have made the requested changes.

6. Comment (Joint Proxy Statement): For the Summary of Proposals, rather than carve out certain Portfolios, please provide a tabular presentation in which a list of all of the Portfolios is on the left side going down the page and the Proposals to be voted on are listed horizontally across the page. A check mark should then be placed in the box for each Proposal on which a particular Portfolio is voting.

Response: The Trusts have revised the Summary of Proposals so that it is formatted as the SEC staff has requested.

7. Comment (Joint Proxy Statement): In the Summary of Proposals, regarding the carve-out for Proposal 2.A., please disclose why the shareholders of Multimanager Technology Portfolio will not vote separately on Proposal 2.A.

Response: The EQ Trust respectfully declines to make any revisions to the disclosure. The EQ Trust notes that the following disclosure, along the lines of what the SEC staff requested, currently appears in Proposal 2.A.: “The shareholders of Multimanager Technology Portfolio are being asked, by means of separate Proposal 3, to approve changing that Portfolio’s classification from diversified to non-diversified.” Proposal 2.A. relates only to those Portfolios that have designated their diversification status as a fundamental investment restriction and are not changing their classification as diversified funds. Accordingly, shareholders of Multimanager Technology Portfolio are not being asked to vote on Proposal 2.A. The Summary of Proposals as currently formatted, and as revised in response to Comment 6 above, clearly discloses that shareholders of Multimanager Technology Portfolio are being asked to vote on Proposal 3 — “To approve changing Multimanager Technology Portfolio from a diversified fund to a non-diversified fund.”

Keith Gregory

January 26, 2017

8. Comment (Joint Proxy Statement): If applicable, please include a list of the sub-advisers for the Portfolios of the VIP Trust.

Response: The Portfolios of the VIP Trust do not have sub-advisers. Accordingly, no changes have been made in response to this comment.

9. Comment (Joint Proxy Statement): Please confirm that each Board has the authority to change its size without a shareholder vote.

Response: Each Trust confirms that its Board has the authority to change the Board’s size without a shareholder vote.

10. Comment (Joint Proxy Statement): The disclosure in the following footnote to the trustee compensation table indicates that there are two trusts in the fund complex; however, prior disclosure indicates that the fund complex includes three registered investment companies (i.e., the EQ Trust, the VIP Trust, and 1290 Funds). Please address this apparent inconsistency.

*** The amounts reported in this column reflect the total compensation paid to each trustee for his or her service as trustee of 95 portfolios of two (2) trusts in the fund complex.

Response: The Trusts respectfully decline to make any revisions to the disclosure. The fund complex does include three registered investment companies (i.e., the EQ Trust, the VIP Trust, and 1290 Funds), but the trustees listed in the trustee compensation table currently serve as trustees for only the EQ Trust and 1290 Funds. The Trusts believe that the footnote, as currently stated, is accurate and not inconsistent with prior disclosure.

11. Comment (Joint Proxy Statement): Please enhance the explanation of plurality that appears under the heading “Required Vote for Proposal 1” at the end of Proposal 1 to note that the nominees will be elected even if they receive less than a majority of the votes cast. Please also state that because all of the nominees are running unopposed, all of the nominees are expected to be elected as Trustees because all nominees who receive votes in favor will be elected while votes not cast or votes withheld will have no effect on the election outcome.

Response: The Trusts believe that the explanation of plurality that appears under the heading “Required Vote for Proposal 1” at the end of Proposal 1 — and that appears again in the first paragraph under the heading “Voting Information — Required Shareholder Vote” near the end of the Joint Proxy Statement — satisfies the requirement of Item 21(a) of Schedule 14A to “state the vote required for approval or election.” In addition, the Trusts believe that the following disclosure, which appears in the fourth paragraph under the heading “Voting

Keith Gregory

January 26, 2017

Information — Required Shareholder Vote” (as revised in response to Comments 1 above and 21 below), satisfies the requirement of Item 21(b) of Schedule 14A to “disclose…the treatment and effect of abstentions:”

Abstentions are counted as shares present at the Meeting in determining whether a quorum is present but do not count as votes cast for or against a Proposal. Therefore, abstentions will have the same effect as a vote “against” Proposals 2.A. through 2.I. and Proposal 3 because each of these Proposals requires the affirmative vote of a specified majority of the applicable Portfolio’s outstanding voting securities. However, abstentions will not have an effect on Proposal 1, which requires a plurality of the votes cast.

Furthermore, the Trusts believe that the foregoing disclosure in the fourth paragraph, which appears in close proximity to the explanation of plurality in the first paragraph, also clearly conveys that there is a distinction between the vote required for Proposals 2.A. through 2.I. and Proposal 3 (i.e., a majority of outstanding voting securities), on the one hand, and Proposal 1 (i.e., a plurality of the votes cast), on the other. The Trusts believe that these disclosures together essentially provide the enhancement that the SEC staff requested.

The Trusts are not aware of any requirement to state that because all of the nominees are running unopposed, all of the nominees are expected to be elected as trustees, and the Trusts respectfully decline to include a statement to that effect.

12. Comment (Joint Proxy Statement): For each of Proposals 2.A. through 2.I., please revise the disclosure so that each Portfolio voting on a particular Proposal is identified specifically, rather than by using parenthetical “all Portfolios except” or “all Portfolios other than” carve-outs.

Response: As noted in response to Comment 6, the Trusts have revised the Summary of Proposals so that it is formatted as the SEC staff has requested. In light of the reformatted Summary of Proposals, and considering the high number of Portfolios that are voting on each of Proposals 2.A. through 2.I., the Trusts will include, after the carve-out under the caption for each such Proposal, the following cross-reference:

The Portfolios whose shareholders will vote of this Proposal are also identified in the tables beginning on page 2 in the Summary of Proposals.

The Trusts respectfully decline to make any further revisions because to do so would essentially result in the lengthy list of Portfolio names that appears in the Summary of Proposals being repeated multiple times, which, in light of the reformatted Summary of Proposals, would unnecessarily add several pages to the Joint Proxy Statement.

Keith Gregory

January 26, 2017

13. Comment (Joint Proxy Statement): With respect to Proposals 2.A. through 2.I. generally, please note that the SEC staff expects that each Portfolio will explain in its SAI the 1940 Act requirements for each investment restriction. This global comment applies to each proposed investment restriction that includes the language “to the extent permitted under the 1940 Act” or similar language.

Response: The Trusts so note the SEC staff’s comment.

14. Comment (Joint Proxy Statement): For certain of Proposals 2.A. through 2.I., the disclosure includes a discussion of risks in the discussion section relating to the relevant investment restriction, while for other Proposals, the disclosure does not. For example, risks are discussed with respect to the Proposals relating to borrowing, commodities, and loans, while no risks are discussed with respect to the Proposals relating to senior securities and concentration. Unless otherwise noted, please disclose the risks relating to a Proposal in its discussion section.

Response: The Trusts have revised the first paragraph under the Discussion of Proposal 2.C. to read as follows:

The 1940 Act requires a fund to set forth a fundamental investment restriction indicating the extent to which the fund may engage in the issuance of senior securities. Under the 1940 Act, an open-end fund may not issue “senior securities,” a term that is defined, generally, to refer to obligations that have a priority over the fund’s shares with respect to the distribution of fund assets or the payment of dividends. SEC staff guidance and interpretations, however, permit a fund, provided certain conditions are met, to engage in a number of types of transactions that might otherwise be considered to create senior securities, including short sales, certain options and futures transactions, reverse repurchase agreements and securities transactions that obligate the fund to pay money at a future date (such as when-issued, forward commitment and delayed delivery transactions). To the extent that a Portfolio engages in these types of transactions, it would be subject to the risks associated with leveraging, as described in Proposal 2.B.

In this regard, the Trusts note that, because each Portfolio voting on Proposal 2.C. is also voting on Proposal 2.B., the Trusts do not believe that it is necessary to repeat in Proposal 2.C. the same leverage risk disclosure that appears in Proposal 2.B.

The Trusts have revised the first paragraph under the Discussion of Proposal 2.D. to read as follows:

The 1940 Act requires a fund to set forth a fundamental investment restriction indicating the extent to which the fund may engage in the issuance of senior securities. Under the 1940 Act, an open-end fund may not issue “senior

Keith Gregory

January 26, 2017

securities,” a term that is defined, generally, to refer to obligations that have a priority over the fund’s shares with respect to the distribution of fund assets or the payment of dividends. SEC staff guidance and interpretations, however, permit a fund, provided certain conditions are met, to engage in a number of types of transactions that might otherwise be considered to create senior securities, including short sales, certain options and futures transactions, reverse repurchase agreements and securities transactions that obligate the fund to pay money at a future date (such as when-issued, forward commitment and delayed delivery transactions). To the extent that a Portfolio engages in these types of transactions, it would be subject to the risks associated with leveraging, as described below.

In addition, the Trusts have added the following disclosure as a new, fifth paragraph under the Discussion of Proposal 2.D.:

As stated above, the 1940 Act permits a fund to borrow money in amounts of up to one-third of the fund’s total assets from banks for any purpose. Trading practices and investments that may involve leverage but are not considered to be borrowings are not subject to the proposed investment restriction. To the extent that any borrowing by a Portfolio involves leverage (that is, borrowing for investment purposes), the Portfolio may be subject to the risk that, if the securities held by the Portfolio decline in value while these transactions are outstanding, the Portfolio’s net asset value will decline in value by proportionately more than the decline in value of the securities. Thus, borrowing may exaggerate the effect of any changes in the market value of a Portfolio’s securities on the Portfolio’s net asset value per share and may increase the volatility of the Portfolio. In addition, any money borrowed will be subject to interest and other costs (e.g., closing costs and commitment fees), which may raise a Portfolio’s overall expenses and reduce its returns.

The Trusts have revised the first paragraph under the Discussion of Proposal 2.E. to read as follows:

The 1940 Act requires a fund to set forth a fundamental investment restriction indicating the extent to which the fund may engage in the business of underwriting securities issued by others. Under the federal securities laws, a person may be deemed to be an “underwriter” if the person purchases securities from another issuer with the intention of reselling such securities to the public. However, a fund may purchase securities (such as restricted securities) in a private transaction for investment purposes and later resell such securities to institutional or other investors. In these circumstances, a fund may be considered to be within the technical definition of an underwriter under the federal securities laws notwithstanding the fact that the fund does not hold itself out as being engaged in the business of underwriting. Under the Securities Act of 1933, as amended, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus.

Keith Gregory

January 26, 2017

The Trusts have added the following disclosure as the new, third paragraph under the Discussion of Proposal 2.F.:

Concentrating investments in issuers conducting business in the same industry or group of industries would subject a Portfolio to a greater risk of loss as a result of adverse economic, political, regulatory or market conditions affecting that industry or group of industries than if the Portfolio’s investments were not so concentrated.

The Trusts have added the following disclosure as a new, fourth paragraph under the Discussion of Proposal 2.G.:

Real estate-related investments may decline in value as a result of factors affecting the real estate industry. Real estate is a cyclical business, highly sensitive to supply and demand, general and local economic developments and characterized by intense competition and periodic overbuilding. Real estate income and values also may be greatly affected by demographic trends, such as population shifts or changing tastes and values. Losses may occur from casualty or condemnation, and government actions, such as tax increases, zoning law changes, regulatory limitations on rents, or environmental regulations, also may have a major impact on real estate. The availability of mortgages and changes in interest rates may also affect real estate values.

15. Comment (Joint Proxy Statement): In Proposal 2.A., please clarify why there are two different statements of the restriction relating to diversification in the box.

Response: The Trusts respectfully decline to make any revisions to the disclosure. The Trusts explain supplementally, however, that the two sentences state the first and second “prongs,” respectively, of the requirement for a “diversified company” under Section 5(b)(1) of the 1940 Act and are intended to be read together. The first sentence states the requirement that a Portfolio may not, with respect to 75% of its total assets, invest in a security if, as a result of such investment, more than 5% of the Portfolio’s total assets would be invested in the securities of a single issuer. The second sentence states the requirement that a Portfolio may not, with respect to 75% of its total assets, invest in a security if, as a result of such investment, the Portfolio would hold more than 10% of the outstanding voting securities of any one issuer. The Trusts also note that the Trusts’ Portfolios were registered at different times and that, although the format of the diversification restriction may vary (i.e., some Portfolios state each prong in its own sentence, while other Portfolios state both prongs in the same sentence), the substance of the diversification restriction is the same. In addition, the Trusts note that, as stated in the Joint Proxy Statement, one of the goals of Proposal 2.A. is to make the investment restrictions for all Portfolios consistent where it is possible to do so.

Keith Gregory

January 26, 2017

16. Comment (Joint Proxy Statement): In Proposal 2.B., please explain the meaning of “other costs” in the final sentence of the last paragraph.

Response: The Trusts have revised the final sentence of the last paragraph to read as follows:

“In addition, any money borrowed will be subject to interest and other costs (e.g., closing costs and commitment fees), which may raise a Portfolio’s overall expenses and reduce its returns.”

17. Comment (Joint Proxy Statement): In Proposal 2.D., regarding the first sentence in the second paragraph in the discussion, please explain why you have included disclosure relating to percentage limitations with respect to senior securities or delete the disclosure. The SEC staff believes that there are currently no percentage limitations that apply to senior securities.

Response: The Trusts have revised the disclosure to read as follows:

The proposed amendment modifies each Portfolio’s investment restriction to prohibit the Portfolio from issuing senior securities to the extent such issuance would violate the 1940 Act and related interpretations, as in effect from time to time~~, rather than stating percentage limitations expressed under current applicable law~~. If current applicable law were to change, each Portfolio would be able to conform to any such new law without the Board or shareholders taking further action. In addition, the proposed amendment is intended to create a uniform investment restriction with respect to senior securities across all of the Portfolios.

18. Comment (Joint Proxy Statement): In Proposal 2.F., in the proposed investment restriction with respect to concentration for the AXA Real Estate Portfolio, please replace the word “companies” (in the phrase “group of companies”) with the word “industries,” as that is the term referenced in Section 8(b)(1) of the 1940 Act. The SEC staff also notes that each of the other proposed investment restrictions uses the term “industries.”

Response: The EQ Trust has made the requested change.

19. Comment (Joint Proxy Statement): Regarding Proposal 2.F., please explain supplementally why you have included disclosure relating to the Names Rule adjacent to the narrative disclosure concerning approval of a new concentration restriction for the Portfolios. The SEC staff believes that investors may find such disclosure confusing and not relevant to their voting decision. Accordingly, please delete the disclosure relating to the Names Rule and the EQ/High Yield Bond Portfolio.

Keith Gregory

January 26, 2017

Response: The Trusts have deleted the disclosure referenced in the SEC staff’s comment.

20. Comment (Joint Proxy Statement): In Proposal 2.I., please disclose in the discussion that a loan could be an illiquid investment and that no more than 15% of a Portfolio’s assets may be in illiquid investments. In the discussion, please also describe any types of lending that the Portfolios would be permitted to do if the Proposal is approved, that the Portfolios cannot do under the existing investment restriction.

Response: The Trusts have revised the fourth paragraph under the Discussion of Proposal 2.I. to read as follows:

The proposed amendment would allow each Portfolio to engage in all forms of lending (including loans of cash and portfolio securities) — and thus become a creditor — to the full extent permitted under the 1940 Act and related interpretations, as in effect from time to time. Thus, the Portfolios would continue to be able to engage in the types of transactions presently permitted by the current investment restrictions, such as securities loans and repurchase agreements, as well as to engage in other activities that could be deemed to be lending, such as the acquisition of loans, loan participations and other forms of debt instruments. Loans and debt instruments involve the risk that the party responsible for repaying a loan or paying the principal and interest on a debt instrument will not meet its obligation. In the event that a loan is considered illiquid, a Portfolio will be limited in the amount of illiquid assets it may purchase. The current SEC position generally limits a fund’s holdings of illiquid securities to 15% of net assets.

In addition, the Trusts confirm that the discussion describes the types of lending that the Portfolios would be permitted to do if the Proposal is approved. The Trusts respectfully decline to make any further changes to the disclosure.

21. Comment (Joint Proxy Statement): Please explain supplementally why disclosure relating to broker non-votes is included in a proxy statement provided to Contractholders of variable insurance product funds. Is this disclosure applicable? If not, please delete the disclosure.

Keith Gregory

January 26, 2017

Response: The disclosure relating to broker non-votes is inapplicable and has been deleted. The fourth paragraph under the heading “Voting Information — Required Shareholder Vote” has been revised as follows:

Abstentions ~~and broker non-votes (i.e., shares held by brokers who do not have discretionary authority to vote on a particular matter and for which the brokers have not received voting instructions from their customers)~~ are counted as shares present at the Meeting in determining whether a quorum is present but do not count as votes cast for or against a Proposal. Therefore, abstentions ~~and broker non-votes~~ will have the same effect as a vote “against” Proposals 2.A. through 2.I. and Proposal 3 because each of these Proposals requires the affirmative vote of a specified majority of the applicable Portfolio’s outstanding voting securities. However, abstentions ~~and broker non-votes~~ will not have an effect on Proposal 1, which requires a plurality of the votes cast.

22. Comment (Joint Proxy Statement): Please confirm that no proxy solicitor will be used. If a proxy solicitor will be used, please state the name of the solicitor, the material terms of the solicitation agreement, the anticipated cost thereof, and any other information required by Item 4 of Schedule 14A.

Response: Each Trust confirms that it does not expect to engage a proxy solicitor.

23. Comment (Proxy Card): Please explain supplementally the reason for using multiple proxy cards.

Response: The Trusts are variable insurance product trusts and, as such, use both proxy cards, which will be mailed to shareholders (e.g., Insurance Companies), and voting instruction cards, which will be mailed to Contractholders. There are six forms of each such card because there are six possible combinations of Proposals on which shareholders/Contractholders will be asked to vote. Not every Portfolio votes on every Proposal.

24. Comment (Proxy Card): Please confirm that the proxy cards will be tailored for each Portfolio that will be voting on the slate of Proposals.

Response: The Trusts confirm that, as described in response to Comment 23, the proxy cards, and the voting instruction cards, will be tailored for each Portfolio that will be voting on the slate of Proposals. The tailoring results in six forms of each such card.

*      *      *      *       *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Keith Gregory

January 26, 2017

Enclosures

cc:	Patricia Louie, Esq.
Michael Weiner, Esq.
Anthony Geron, Esq.
Kiesha Astwood-Smith, Esq.
AXA Equitable Funds Management Group LLC